Exhibit 21.1

Subsidiaries of Registrant

Subsidiary	Jurisdiction
D3 Technologies Inc.	California
Integrated Technologies, Inc.	Washington
Leonard’s Metal, Inc.	Missouri
LMI Finishing, Inc.	Oklahoma
LMI Kitting, LLC	Delaware
Ozark Mountain Technologies, LLC	Delaware
Precise Machine Company	Missouri
TASS Asia Pacific Pty. Ltd.	Australia
TASS EU Ltd.	United Kingdom
TASS, Inc.	Washington
Tempco Engineering, Inc.	Missouri
Valent Aerostructures — Lenexa, LLC	Kansas
Valent Aerostructures — St. Louis, Inc.	Missouri
Valent Aerostructures — Tulsa, LLC	Delaware
Valent Aerostructures — Washington, LLC	Delaware
Valent Aerostructures — Wichita, LLC	Delaware
Valent Aerostructures, LLC	Delaware
Versaform Corp.	California